UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment Regarding Decision on Acquisition of Shares of Incross

The information regarding the decision by SK Telecom Co., Ltd. (the “Company”) to acquire shares of Incross Co., Ltd. (“Incross”) set forth in the item numbered “6. Scheduled Acquisition Date” of the Form 6-K furnished by the Company on April 11, 2019 entitled “Decision on Acquisition of Shares of Incross” (the “Original Filing”) is amended and replaced as follows:

“6. Scheduled Acquisition Date	June 28, 2019”

Furthermore, the third bullet under the item numbered “9. Other Important Matters Relating to Investment Decision” of the Original Filing is amended and replaced as follows:

•	“The scheduled acquisition date in Item 6 refers to the scheduled date of payment of the acquisition amount, which has changed from June 18, 2019 to June 28, 2019.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: June 3, 2019

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